Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED

SEPTEMBER 30, 2021

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated November 10, 2021, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes (“consolidated interim financial statements”) as at and for the three and nine months ended September 30, 2021. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2020, and the 2020 Annual Information Form filed on SEDAR at www.sedar.com. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise stated.

The consolidated interim financial statements for the threeE and nine months ended September 30, 2021 and the comparative period 2020 have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of mineral properties, with an emphasis on gold resources, located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and the returns from significant copper resources it has acquired. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. and its 100% owned Iskut Project in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. In 2020, the Company purchased its 100% interest in the 3 Aces gold project in Yukon and acquired the Snowfield property, adjacent to the KSM project, in British Columbia. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

During the current quarter, the Company incurred net loss of $0.8 million, or $0.01 per share, on both basic and diluted basis, compared to a net income of $5.0 million, or $0.07 per share, on both basic and diluted basis in the comparative period in 2020.

During the nine months ended September 30, 2021, the Company recorded net earnings of $9.4 million, or $0.12 per share on both basic and diluted basis. During the comparative period in 2020, the Company incurred net loss of $2.3 million, or $0.03 per share, on both basic and diluted basis.

Gain on disposition of mineral interests, partially offset by corporate and administrative expenses, stock-based compensation, and income taxes were the most significant items contributing to net earnings for the nine months ended September 30, 2021. In the current quarter, other income reported for flow-through shares and foreign exchange gains offset reported corporate and administrative expenses. These and other items are discussed further below.

During the second quarter 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for cash proceeds of US$18 million and recorded a gain of $21.9 million through the statement of operations and comprehensive earnings (loss). The capitalized costs incurred and accumulated while the Company held the project had previously been recovered through option and acquisition payments and the residual interest in the project had no carrying value.

During the current quarter, the Company incurred $1.8 million in corporate and administrative expenses including cash and stock-based compensation, professional fees, and other general and administrative expenses. During the comparative quarter in 2020, corporate and administrative expenses included a $4.9 million reversal of stock-based compensation expense. Cash compensation increased by $0.2 million, from $0.8 million in 2020 to $1.0 million in 2021. Professional fees and other general and administrative expenses increased by $0.4 million, from $0.4 million in 2020 to $0.8 million in 2021.

For the nine months ended September 30, 2021, corporate and administrative expenses increased by $5.0 million, from $3.7 million in 2020 to $8.6 in 2021. The increase was mainly due to the $4.9 million reversal of stock-based compensation expense in the comparative period, $0.4 million higher cash compensation, and $0.5 million higher professional fees and other general administrative expenses.

During the three and nine months ended September 30, 2021, the increase in cash compensation was mainly due to higher headcount and government burden including the elimination of temporary COVID-19 pandemic health tax relief, that was in place during the comparative prior period. The increase in professional fees and other general and administrative expenses was mainly related to the costs associated with the risk assessment review and sustainability programs implemented in 2021.

The Company has recently refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing RSUs with a shorter service period. For the three and nine months ended September 30, 2021 and 2020, the Company’s stock-based compensation expense, related to stock options and restricted share units, is illustrated in the following table:

($000s)	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Options	-	(4,825)	8	(3,230)
RSUs	-	-	2,926	2,077
	-	(4,825)	2,934	(1,153)

During the third quarter 2020, the Company recognized a $4.9 million reversal of stock-based compensation expense previously recognized through the statement of loss and comprehensive loss to reflect the revised estimated vesting period of non-market condition, performance vesting stock options.

The shift to issuing mainly RSUs reflects the negligible stock options expense in 2021 and the marginally higher stock-based compensation expense related to the RSUs. The RSUs granted in December 2020 and expensed during the first quarter 2021, had a higher grant date fair value and shorter service period when compared to the RSUs granted in December 2019 and expensed during the first and second quarter of 2020. Virtually all of the fair value of stock options granted in prior periods was amortized by the end of 2020.

The Company’s stock-based compensation expense related to stock options and restricted share units are illustrated on the following tables:

			($000s)
Options granted	Exercise price ($)	Number of options	Grant date fair value	Cancelled prior to 2020	Expensed prior to 2020	Expensed in 2020	Expensed in 2021	Balance to be expensed
June 24, 2015	9.00	475,000	5,774	149	1,266	4,359	-	-
December 14, 2017	13.14	605,000	4,303	-	4,085	218	-	-
October 11, 2018	16.94	50,000	421	-	334	87	-	-
December 12, 2018	15.46	568,000	4,719	-	3,383	1,328	8	-
June 26, 2019	17.72	50,000	416	-	168	248	-	-
				149	9,236	6,240	8	-

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2020	Expensed in 2020	Expensed in 2021	Balance to be expensed
December 12, 2019	139,600	2,351	274	2,077	-	-
December 16, 2020	135,450	3,413	-	487	2,926	-
			274	2,564	2,926	-

During the second quarter in 2021, 135,450 RSUs granted in mid-December 2020 vested upon the Company completing the 2020 exploration program at Snowstorm and were exchanged for common shares of the Company. In December 2020, $0.5 million of the full fair value of $3.4 million was charged to the statement of operations and comprehensive loss and the remaining fair value of the grant of $2.9 million was charged to the statement of operations and comprehensive loss in the first quarter in 2021.

In 2020, 139,600 RSUs fully vested to the holders of RSUs granted at the end of 2019 upon the Company attaining pre-established vesting conditions and $2.1 million of fair value was expensed through the statement of operations and comprehensive loss. Subsequent to the quarter end, the Board granted 40,000 RSUs to three new members of senior management.

In June 2020, shareholders resolved to approve that 425,000 options that were granted to the directors of the Company in 2015 and due to expire in April 2020, be extended for one year. The fair value of the extension was determined to be $4.4 million. In December 2020, upon acquisition of the Snowfield property (discussed below) the performance condition for these options, amongst other grants made between 2016 and 2019, was met and management adjusted the estimated vesting period to that date and a total of $6.0 million of fair value was expensed through the statement of operations and comprehensive loss.

During the three and nine months ended September 30, 2021, the Company recognized $0.7 million and $1.0 million, respectively, of other income related to the flow-through share premium recorded on the financings completed in June 2020 and in June 2021 (discussed below). During both three and nine months ended September 30, 2020, the Company recognized $1.5 million of other income related to the flow-through share premium recorded on the financings completed in September 2019 and June 2020 (discussed below).

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. During the current quarter, the Company recognized an increase in fair value of investments of $0.2 million. During the nine months ended September 30, 2021, the Company recognized a decrease in the fair value of investments of $0.5 million. For the three and nine months ended September 30, 2020, the Company recognized an increase in fair value of investments of $0.1 million and $1.2 million, respectively.

The Company holds one investment in an associate that is accounted for on the equity basis. During the three and nine months ended September 30, 2021, the Company recognized $0.05 million and $0.18 million loss in associate, respectively. During the comparative three and nine months ended September 30, 2020, the Company recognized $0.06 million and $0.13 million loss in the associate, respectively.

Income tax recovery was negligible in the current quarter, but in the nine months ended September 30, 2021, the Company recognized income tax expense of $4.8 million, primarily due to the deferred tax liability arising from the gain recognized on disposition of the Company’s residual interests in its previously owned Red Mountain project, and from the renouncement of expenditures related to the flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period.

During the three months ended September 30, 2020, the Company recognized income tax recovery of $0.2 million primarily due to the losses incurred in the period and the recognition of previously unrecognized deferred tax assets. The tax recovery was partially offset by the deferred tax liabilities arising from exploration expenditures, that were capitalized for accounting purposes but were renounced for tax purposes. During the nine months ended September 30, 2020, the Company recognized income tax expense of $0.1 million as the renounced exploration expenditures outweighed the losses incurred, and the deferred tax assets recognized in the period.

Quarterly Information

Selected financial information for the last eight quarters ending September 30, 2021 is as follows:

(unaudited)

(in thousands of Canadian dollars, except per share amounts)	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	-		-	-	-	-	-	-
Net earnings (loss) for period	(822)	14,548	(4,285)	(12,653)	4,977	(4,068)	(3,198)	(2,963)
Basic income (loss) per share	(0.01)	0.19	(0.06)	(0.18)	0.07	(0.06)	(0.05)	(0.05)
Diluted income (loss) per share	(0.01)	0.19	(0.06)	(0.18)	0.07	(0.06)	(0.05)	(0.05)

In the second quarter 2021, net income included $21.9 million gain on disposition of interest in the Red Mountain project. In the first quarter 2021, the loss for the period included $2.9 million of stock-based compensation expense related to amortization of RSUs granted in December 2020 that were vested during the second quarter 2021.

In the third quarter 2020, net income included a $4.9 million reversal of stock-based compensation expense, related to non-market condition, performance vesting stock options granted in the years 2015 to 2019, that was previously recognized through the statement of operations and comprehensive loss. The reversal reflected a revised estimated vesting period of those options. In the fourth quarter 2020, that vesting period was re-estimated to reflect the purchase of the Snowfield property from Pretium Resources Inc. for $127.5 million. The purchase, discussed below, added 25.9 million ounces of gold and 3.0 billion pounds of copper in the measured and indicated categories of resources and alone increased the measured and indicated gold ounces at KSM by 51% and by 28% for copper. The estimated service period for these stock options, including those whose fair value was reversed in the previous quarter, was reset to the Snowfield property acquisition date, and $8.6 million stock-based compensation expense was recognized through the statement of operations and comprehensive loss in the fourth quarter 2020.

In the first and second quarters of 2020, the loss for the period included $1.2 million and $0.8 million, respectively, of charges related to amortization of RSUs granted in December 2019 that were vested during the second quarter of 2020.

Mineral Interest Activities

During the nine months ended September 30, 2021, the Company added an aggregate of $48.5 million of expenditures that were attributed to mineral interests. Of these expenditures, 80% related to KSM, 9% to Snowstorm, 7% to Iskut, 3% to 3 Aces and 1% to Courageous Lake.

In the current quarter at KSM, the Company commenced site capture activities that are designed to ensure that KSM’s Environmental Assessment Certificate remains in good standing as well as collecting additional data that will be required for a final feasibility study. The Company is also conducting drilling programs for metallurgical testing at the Snowfields (see below) and Mitchell deposits and geotechnical drilling at Snowfields and at various sites that will be utilized in engineering studies. Work continues on various, significant, components of the eventual design, including connection to BC Hydro’s transmission line. Planning and initial work was conducted on infrastructure projects, including the commencement of the construction of the first section of the Coulter Creek access road as well as new camp installations.

In the current quarter, the Company also deposited $0.8 million in the form of security for reclamation activities related to the infrastructure programs mentioned above.

Also in the current quarter, the Company continued to evaluate the geotechnical and exploration drilling programs conducted in 2020. The objective of the geotechnical drilling program was to test the condition of the rocks along the proposed route of the Mitchell Treaty Tunnels, a proposed key infrastructure component of the project. The exploration program included drilling in an area previously untested. Results of the evaluation of the programs were followed up in the current quarter with a small drilling program. Exploration activities, in 2021 have remained focused on optimizing the resource models and designing programs for detailed definition drilling of deposits for mine planning and production decisions.

In December 2020, the Company closed the transaction acquiring a 100% interest in the Snowfield property immediately adjacent to KSM and its addition significantly transforms the KSM project, increasing measured and indicated gold ounces of KSM by 51% and 28% for copper and enables new development opportunities for KSM which could have a positive impact on the overall project economics. Management has been studying the integration of Snowfield into a new KSM mine plan. It is expected that a large portion of the Snowfield mineral resource could be exploited in a combined operation, which could potentially improve KSM’s internal rate of return and net present value projections as well as shortening the payback period of initial capital. The programs mentioned above have enabled management to generate sufficient additional data necessary to prepare a new preliminary feasibility study (PFS) for the project integrating the Snowfield property into the project.

In the current quarter at Iskut, the Company commenced an exploration and drilling program. The program was based on the evaluation the results of the exploration program conducted in 2020 and results of a geophysical survey conducted in the second quarter of 2021. It was designed to drill a geochemical target and to test for a potential gold/copper porphyry deposit below the Quartz Rise lithocap. The program ceased in the fourth quarter, subsequent to the current quarter end, and results will be analyzed in the coming months. In addition to exploration work at Iskut, the Company continued its planned 2021 reclamation and closure activities at the Johnny Mountain mine site.

In the current quarter at Snowstorm, the Company commenced a drilling program designed to follow-up on the 2020 and early 2021 program that found discrete gold-bearing intervals hosted within a similar structural setting and rocks as mines on the same trends. Drilling will entail re-entering existing drill holes and use directional drilling tools to continue the drill from known gold-bearing intersections toward prospective higher-grade structures. Approximately 2,500 meters of drilling is planned for this program.

In June 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada and in the current quarter, management conducted field activities with line cutting that will support a 42 line kilometer geophysical survey. The program is designed to build a 3-D earth image to integrate with historical drilling, to expand high-grade gold targets previously identified, and to detect new targets for initial drill testing. In the current quarter, several hundred drilled but un-assayed core samples collected by the predecessor operator, as well as field samples collected during the current quarter, were delivered to labs for analysis.

In the current quarter, the Company continued to evaluate the best path forward at Courageous Lake. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project or conducting additional exploration outside the area of known reserves and resources.

In response to the pandemic, the Company has implemented measures to safeguard the health and well-being of its employees, contractors, consultants, and community members. Many of the Company’s employees worked remotely prior to the pandemic, and through most of 2020 and in the current quarter, all employees have been working remotely during ongoing periods of lockdowns in various jurisdictions. The Company reduced the scope of some of the work programs at its projects that it had originally planned for the prior year and has conducted its current programs around social distancing protocols and that will repeat the safety and preventative actions at exploration camps. The Company is executing its exploration and development work at KSM, Iskut, Snowstorm and 3 Aces projects under the same successful protocols it implemented in 2020. The Company’s engagement with potential joint venture partners, or potential acquirors of KSM or Courageous Lake has diminished in 2020 and 2021 as major mining companies focused on addressing the needs of their existing operations as a result of the pandemic.

The Company continues to have full access to its properties in Canada and the United States and has managed to adequately staff its camps for conducting its programs. The Company has not experienced problems obtaining the supplies and services needed for its work programs. The Company has instituted and will continue to implement operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces for funding and executing programs as it plans and operates its work programs. It fully expects to be able to continue operating its planned programs on this basis going forward, as required, and anticipates that the pandemic will continue to have minimal impact on its exploration activities.

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2021, was $41.6 million, up from $36.0 million on December 31, 2020. Included in current liabilities at September 30, 2021, is $2.7 million of flow-through premium liability which is a non-cash item (December 31, 2020 - $2.3 million) and will be reduced as flow-through expenditures are incurred. Increase in cash resources, including cash and cash equivalents and short-term deposits, was the net result of cash raised through financings (discussed below), disposition of mineral interests and exercise of stock options and warrants, partially offset by cash used in environmental and exploration projects, corporate and administrative costs and early infrastructure development and corresponding equipment and reclamation bonding deposits at KSM.

During the second quarter of 2021, the Company disposed of its residual interests in its previously owned Red Mountain project located in northwestern British Columbia, for net cash proceeds of $21.9 million.

As part of the acquisition agreement of Snowstorm Exploration LLC in June 2017, the Company issued 500,000 common share purchase warrants exercisable for four years at $15.65 per share. During the current quarter, all the warrants were exercised for net proceeds of $7.8 million and 500,000 common shares were issued.

During the nine months ended September 30, 2021, the Company received $8.8 million upon the exercise of 794,668 stock options. Subsequent to the quarter end, the Company received $4.5 million upon exercise of 432,500 stock options.

In June 2021, the Company issued 350,000 flow-through common shares at $28.06 per common share for aggregate gross proceeds of $9.8 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2021. At the time of issuance of the flow-through shares, $1.5 million premium was recognized as a liability on the consolidated statements of financial position. During the current quarter, the Company incurred $0.8 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss. The intended use of the gross proceeds of this financing is to incur exploration costs in British Columbia and Yukon and as at the quarter end, had not yet been utilized.

During the first quarter of 2021, the Company entered into a revised agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program can be in effect until the Company’s current US$775 million Shelf Registration Statement expires in January 2023. During the nine months ended September 30, 2021, the Company issued 1,516,873 shares, at an average selling price of $22.71 per share, for net proceeds of $33.8 million under Company’s At-The-Market offering. Subsequent to the quarter end, the Company issued 353,120 shares, at an average selling price of $22.02 per share, for net proceeds of $7.6 million under Company’s At-The-Market offering.

In December 2020, the Company entered into an agreement to sell, on a bought deal basis, 6,710,000 common shares of the Company, at US$17.25 per common share, for gross proceeds of US$115.7 million. In excess of 90% of the intended use of the net proceeds of this financing was to purchase the Snowfield property which it in fact completed in December of 2020 and the balance of the net proceeds has and will be utilized in operations and for general working capital purposes.

In June 2020, the Company issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2020. In accordance with draft legislation released on December 16, 2020 in relation to the COVID-19 pandemic, a 12-month extension was proposed to the normal timelines in which the qualifying exploration expenditures should be incurred. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position. In 2020, the Company incurred $4.7 million of qualifying exploration expenditures and $1.6 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss. During the nine months ended September 30, 2021, the Company incurred further $2.7 million of qualifying exploration expenditures and $0.9 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss. The intended use of the gross proceeds of this financing was to incur exploration costs in British Columbia. Of the $11.4 million raised, $4.0 million remains to be spent and management intends to use the funds for exploration purposes at either or both of its KSM and Iskut projects in 2021.

In April 2020, the Company closed a non-brokered private placement of 1.2 million common shares, at a price of $11.75 per common share, for gross proceeds of $14.1 million. As part of the private placement agreement, the Company granted an option to increase the size of the private placement by an additional 240,000 common shares exercisable until May 15, 2020. The 240,000 options were fully exercised on May 6, 2020 at a price of $11.75 per share, for gross proceeds of $2.8 million. The intended use of the net proceeds of this financing was for operations including working capital, and if required, to deposit funds with the Receiver General on behalf of flow-through investors that have been or will be reassessed based on the audit of flow-through expenditures incurred in 2014 to 2016, discussed below.

During the current quarter, operating activities, including working capital adjustments, generated $0.2 million cash compared to $3.1 million cash generated by the operating activities in comparative period in 2020. The change was mainly related to the working capital movement and higher reclamation costs in the current quarter. Operating activities in the near-term are not expected to deviate significantly from the current quarter.

As reported in the Company’s 2018, 2019 and 2020 annual financial statements, in early 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In January 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. During the second quarter in 2020, the Company filed an objection to the Part Xll.6 tax owing and is awaiting a response. Based on these reassessments, the Company anticipates that the CRA will reassess investors with reduced CEE deductions. The Company’s and investors’ reassessments can be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.0 million. Accrued interest on the potential estimated tax is estimated at $2.2 million. No provision has been recorded related to the tax nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable. During the nine months ended September 30, 2021, deposits of $8.0 million were made. Subsequent to the quarter end, an additional $0.9 million was deposited with the Receiver General, on behalf of certain investors. It is uncertain if additional deposits will be required in the fourth quarter of 2021 or into 2022 nor the timing of any.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. In early 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a notice of appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company is now in the discovery process with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. The CRA has withheld HST refunds due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns or entering into new streaming and royalty arrangements as a method to finance further exploration and development of its projects.

Outlook

As mentioned above, the COVID-19 pandemic has not materially impacted the Company’s operations, financial condition or financial performance, but it has caused it to reduce the scale of certain programs and has hindered, and may continue to hinder, the pace of advancement at the affected projects. The Company has been able to carry out its 2021 exploration and monitoring programs at its projects safely and within the constraints and measures implemented and the pandemic had no material impact to the results of operations. Although the capital markets are relatively volatile, the Company has not experienced limitations nor does it foresee limitations to accessing capital on acceptable terms. No disruptions to supply chains have been experienced nor have there been delays in project activity.

The pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Working closely with the health authorities and with its business partners, the Company developed effective procedures for operating safely in the current global health crisis.

With the increase in the price of gold since the start of the pandemic, the Company has enjoyed favourable capital markets and has continued to raise funds under its ATM offering of common shares and other financings mentioned above and its financial condition has not been adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

At KSM, the Company will continue its efforts to integrate Snowfield into KSM’s development plans and conduct metallurgical and geotechnical drilling at Snowfield to complete the work required to advance a new PFS expected to be finalized in 2022.

The Company will also be completing substantial work ensuring that KSM’s Environmental Assessment Certificate remains in good standing as well as collecting additional data that will be required for a final feasibility study.

Engineering study work will also continue on various, significant, components of the eventual design, including the Treaty Creek Terminal connection to BC Hydro’s Northern Transmission Line. As well, work will continue on early infrastructure projects including the construction of the Coulter Creek access road and camp installations.

In 2021, the Company also deposited $8.3 million in the form of security for reclamation activities related to the infrastructure programs mentioned above. Additional bonding will be required in the next 12 months.

The Company intends to continue its pursuit of a joint venture agreement on the KSM project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM project on its own. The current KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. The Company plans its work to advance the KSM project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. When planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans for each year are typically announced in the second quarter of the year and budgets are established at the beginning of the year.

At Iskut, the Company will evaluate its 2021 exploration activities that focused on a potential porphyry deposit below the Quartz Rise lithocap. The 2020 drill campaign confirmed the presence of a favourable mineralized intrusion with the presence of gold and copper, and the 2021 geophysical surveys and two deeper drill holes, now completed, will be evaluated for evidence of the source of the intrusions. Environmental work will also continue on the reclamation and closure plan for the Johnny Mountain mine weather permitting.

At Snowstorm, the Company will utilize the results of the 2020 drill program, that was completed in April 2021, to undertake a follow-up drill program based on those results. The drill program is expected to continue through the fourth quarter of 2021.

At the Company’s new project, 3 Aces, the Company will continue to evaluate historical data to determine the scope of an initial drill program that would focus on high grade mineralized targets.

Environment, Social and Governance

Management and the Board of Directors have formalized several key policies that entrench the Company’s environmental, social and governance (ESG) goals, priorities and strategies to operate safely, sustainably and with the highest governance standards. As the Company operates in the natural resource extraction industry, the Company strives to achieve the highest operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates. The Company is committed to sustainability and the integration of sustainability principles into all of our activities and has adopted its Sustainability Policy. The Sustainability Policy rests upon three critical pillars: the economy, society, and the environment. These pillars are seen as interdependent, each necessary and supportive to the other. The Company recognizes that sustainability involves protecting environmental values in the area of our projects, contributing to the health and the economic and social well-being of our employees and the local communities, and taking action on national and global priorities. A sustainable human environment requires us to consider issues such as cultural respect, inclusiveness, diversity, and broad participation in the opportunities and benefits which derive from our efforts.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination bullying harassment and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. These and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on July 1, 2021 and ended on September 30, 2021, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of September 30, 2021, that they are appropriately designed and effective and that since the December 31, 2020 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At November 10, 2021, the issued and outstanding common shares of the Company totaled 78,244,897. In addition, there were 1,381,667 stock options outstanding. Assuming the conversion of all stock options outstanding, there would be 79,626,564 common shares issued and outstanding.

Related Party Transactions

During the nine months ended September 30, 2021, and the comparative period in 2020, there were no payments to related parties other than compensation paid to key management personnel.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations, deferred income tax, and potential tax contingencies. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the consolidated statements of operations and comprehensive loss as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.